June 16, 2014

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Chen, Li-Hsing, President and Chairman Lin, Mu-Chen, Chief Financial Officer and Director Yu, Chien-Yang, Vice President and Director Chen, Kuan-Yu, Secretary and Director

Re:	San Lotus Holding Inc. Post-Effective Amendment No.4 to Registration Statement on Form S-1 Filed , May 30, 2014 File No. 333-176694

Ladies and Gentlemen:

We are submitting this letter on behalf of San Lotus Holding Inc. (the “Company” or “SLOT”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated June 12, 2014 relating to the Company’s Post-Effective Amendment No.4 to the Registration Statement on Form S-1 (File No. 333-176694) filed with the Commission on May 30, 2014.

The Post-Effective Amendment No. 5 to the Registration Statement on Form S-1(the “Amendment No. 5”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

1.	Please refile to include a complete prospectus rather than a partial prospectus. Refer to Rule 472(b) of the Securities Act of 1933.

In response to the Staff’s comment, the Company has included in the Amendment No.5 filed concurrently herewith a complete prospectus.

2.	Please provide a currently dated consent from your independent registered public accountant with the next amendment.

In response to the Staff’s comment, the Company has included in the Amendment No.5 filed concurrently herewith a currently dated consent from the Company’s independent registered public accountant.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 011-886-03-4072339 ext.202, or, in his absence, Chen, Kuan-Yu at 011-886- 03-4072339, donchen77@gmail.com.

cc:	Chen, Li-Hsing, President and Chairman
Lin, Mu-Chen, Chief Financial Officer and Director
Yu, Chien-Yang, Vice President and Director
	Chen, Kuan-Yu, Secretary and Director	Sincerely,

San Lotus Holding Inc.

/s/ Chen, Li-Hsing
Chen, Li-Hsing

Email: rayc1179@gmail.com

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